

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2020

Liron Carmel
Chief Executive Officer
Medigus Ltd.
Omer Industrial Park, No. 7A, P.O. Box 3030
Omer 8496500, Israel

> **Re: Medigus Ltd.**
> **Registration Statement on Form F-3**
> **Filed April 21, 2020**
> **File No. 333-237774**

Dear Mr. Carmel:

We have limited our review of your registration statement to the issue we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form F-3 filed April 21, 2020

General

1.   You do not appear to be eligible to omit the names of the selling securityholders prior to effectiveness of the registration statement. Please revise or advise. Refer to General Instruction II.H to Form F-3.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Irene Paik at 202-551-6553 or Joseph McCann at 202-551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Shachar Hadar, Adv.